MATTEL, INC.

October 2, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: Heather Clark

Re:	Mattel, Inc. (the “Company” or “Mattel”)
Form 10-K for Fiscal Year Ended December 31, 2017
Form 10-Q for the Quarter Ended March 31, 2018
Form 8-K furnished April 27, 2018
File No. 001-05647

Dear Ms. Clark:
In light of our telephone conversation with members of the staff (“Staff”) of the Division of Corporation Finance on Friday, September 28, 2018 regarding Comment #7 of the Staff’s comment letter dated July 19, 2018, Mattel intends to revise its presentation of certain non-GAAP financial measures going forward. Specifically, in future earnings releases, Mattel intends to remove adjustments related to Toys “R” Us net sales reversal and bad debt expense, net.
As requested, we are providing the Staff with a revised version of Exhibit VII from Mattel’s second quarter earnings release (Exhibit 99.1 to the Form 8-K furnished on April 26, 2018), in order to illustrate the proposed revisions. Attachment A is marked to show the changes that would be made to implement the proposed revisions (added text underlined in blue and deletions in strikethrough in red). Attachment B shows what the disclosure would look like after implementing the proposed revisions.
Please feel free to call the undersigned at (310) 252-3611 or Brian Lane of Gibson, Dunn & Crutcher LLP at (202) 887-3646 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Joseph J. Euteneuer

Joseph J. Euteneuer
Chief Financial Officer

cc:	Claire Erlanger, Staff Accountant, Division of Corporation Finance
Robert Normile, Executive Vice President, Chief Legal Officer & Secretary, Mattel, Inc.
Brian Lane, Partner, Gibson, Dunn & Crutcher LLP